EXHIBIT 16

August 27, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated August 27, 2008, of Quantum Corporation and are in agreement with the statements contained in the first sentence of the first paragraph and the statements contained in the second paragraph on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP